# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ideal Power Inc., CIK 0001507957
CUSIP: 451622203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5508 HIGHWAY 290 WEST, SUITE 120, AUSTIN, Texas (TX), 78735
Date of event which requires filing of this statement: 02/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001105806

## Reporting persons
- LYTTON LAURENCE W: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,186,849; shared voting power 23,198; sole dispositive power 1,186,849; shared dispositive power 23,198; aggregate amount beneficially owned 1,210,047 (9.9% of the class)
  Comment: The shares of the Common Stock reported herein consist of 1,186,849 shares of Common Stock and warrants to purchase 631,332 shares of Common Stock, subject to a 9.99% beneficial ownership limitation. Percentage calculated based on 12,089,389 shares of Common Stock outstanding on February 25, 2026, as reported in the Prospectus Supplement to the Prospectus dated January 9, 2026 filed by the Issuer on February 23, 2026.

## Item 1. Issuer
Name of issuer: Ideal Power Inc.
Address of issuer's principal executive offices: 5508 Highway 290 West, Suite 120, Austin TX 78735

## Item 2. Person Filing
Name of person filing: Laurence W. Lytton
Address of principal business office or, if none, residence:
467 Central Park West
New York, NY 10025
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,210,047
Percent of class: 9.99%
Sole power to vote or to direct the vote: 1,186,849
Shared power to vote or to direct the vote: 23,198
Sole power to dispose or to direct the disposition: 1,186,849
Shared power to dispose or to direct the disposition: 23,198

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LYTTON LAURENCE W: /s/ Laurence W. Lytton, Reporting Person (02/27/2026)